March 30, 2006

   via U.S. Mail
   Joseph C. Winkler
Chief Executive Officer and President
Complete Production Services, Inc.
11700 Old Katy Road, Suite 300
Houston, Texas
77079


Re:	Complete Production Services, Inc.
		Amendment No. 4 to Registration Statement on
      Form S-1
      Filed March 20, 2006
	File No. 333-128750


   Dear Mr. Winkler:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. We reissue prior comment 1 of our letter dated February 3, 2006.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Results of Operations, page 43

Year Ended December 31, 2005 Compared to the Year Ended December
31,
2004, page 44

Service and Product Expenses, page 44

2. We understand your service and product expenses have increased for the year ended December 31, 2005 as compared to the year ended December 31, 2004. However, as a percentage of revenues, service and product expenses remain comparable at 64% for 2005 and 67% for 2004.
We note your disclosures at the top of page 45 of these percentages on a segment basis, specifically for the drilling services segment at
55% for 2005 as compared to 70% for 2004. Service and product expenses as a percentage of revenues for all other segments appear comparable for 2005 as compared to 2004. Please explain the reason for the significant percentage decrease in the drilling segment and why similar effects were not experienced in the completion and production services segment and the product sales segment.

Notes to Consolidated Financial Statements, page F-11

Note 5.  Property, plant and equipment, page F-26

3. Based on your liquidity and capital resources disclosures beginning on page 47, we understand you had increasing needs to fund capital expenditures during 2005 and expect increases in such expenditures during the year ended December 31, 2006. We also note the $23.7 million in construction in progress balance within property, plant and equipment as of December 31, 2005. As this is a new activity for the consolidated entity in fiscal year 2005, please expand your footnotes to address the nature of these expenses and how they are accounted for. In addition, your revised disclosures should identify the amount of interest expenses related to construction that was capitalized during the fiscal year, if applicable. Please refer to SFAS 34, paragraph 21.


Note 14.  Segment information, page F-36

4. In your table of changes in goodwill by segment, we note the entire $93,792 goodwill balance associated with the acquisition of minority interest in IEM and CES has not been assigned to a reportable segment, rather the balance is associated with corporate.
Please tell us why you are unable to allocate the goodwill balance among your segments or reporting units, as defined by paragraph 30 of
SFAS 142. In your response, please address how you considered this balance in your annual testing for goodwill impairment during the fiscal year 2005 and concluded it was not impaired. Please refer to paragraphs 34 and 35 of SFAS 142.

5. We note you expect to issue approximately 1.2 million additional shares of common stock in early 2006 to former owners and employees of Double Jack, MGM and Parchman under certain earn-out agreements.
Based on your disclosure in footnote 20 on page F-43, we understand approximately $24.3 million in additional goodwill would have been recorded if such shares were issued as of December 31, 2005. Please tell us if your conclusions regarding goodwill impairment as of December 31, 2005 would have changed if such shares were issued and the additional $24.3 million in goodwill were recorded and assigned to its respective reporting units.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or
Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Scott N. Wulfe, Esq.
            	Vinson & Elkins LLP
            	(713) 758-2346
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Mr. Winkler
Complete Production Services, Inc.
March 30, 2006
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010